2018 Report to Shareholders

Overview

It is a pleasure to write this report to the shareholders of B2Gold about 2017, a transformative year for the Company. We delivered another record year of profitable gold production, beating both production and cost projections. From our five mines, B2Gold produced a record 630,565 ounces of gold with cash operating costs of $542 per ounce of gold and all-in sustaining costs of $860 per ounce of gold. In addition, we completed construction, with our in-house construction team, of our largest and lowest cost mine, the Fekola Mine, in late September, four months ahead of schedule and on budget.

In addition to the Fekola construction success in 2017, the Company’s Masbate Mine in the Philippines and Otjikoto Mine in Namibia had record, or near-record, gold production years with higher than budgeted gold production and lower cash operating costs and all-in sustaining costs per ounce.

While the Company’s El Limon and La Libertad mines struggled in 2017, B2Gold and the Nicaragua management team have made operational improvements and accessed open-pit ore that has resulted in production returning to more normal levels. In addition, the significant discovery of the large, high-grade, open-pit Resource at El Limon Central has the potential to increase its mine life and annual production and lower production costs.

At La Libertad, gold production and costs have started to improve now that the Company has received mining permits for and commenced mining new open-pit deposits. The Company expects gold production and costs to continue to improve as we receive additional permits. Exploration continues at a number of open-pit targets at La Libertad.

The Fekola construction success was followed by an impressive production ramp-up in the fourth quarter of 2017 which resulted in B2Gold declaring the commencement of commercial production on November 30, 2017. Based on the typical ramp-up of a new mine and plant facility, the Company projected gold production from Fekola, in the fourth quarter of 2017, of between 45,000 to 55,000 ounces of gold (approximately 50% of projected full quarterly gold production).

The Fekola Mine produced almost 112,000 ounces of gold in the ramp-up period based on higher than projected gold grades, better recoveries, and the rapid ramp-up of mill tonnage throughput. This success was largely due to the performance of the experienced B2Gold in-house technical teams, including geology, mine construction, mill commissioning and mining. Due to this success, the Fekola Mine delivered cash operating costs and all-in sustaining costs for the fourth quarter of 2017 of $277 and $419 per ounce of gold, respectively, approximately 50% below budget.

In 2018, the Fekola Mine is projected to produce between 400,000 and 410,000 ounces of gold, with cash operating and all-in sustaining cost ranges of approximately $345 to $390 per ounce and $575 to $625 per ounce, respectively.

Based on current projections, inclusion of a full year’s production from the Fekola Mine will increase B2Gold’s consolidated gold production by 300,000 ounces to between 910,000 and 950,000 ounces of consolidated gold production in 2018, with projected all-in sustaining costs of between $780 to $830 per ounce.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction, and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2gold was created as Junior exploration company with no gold production, to the projected 2018 production of between 910,000 to 950,000 ounces of gold from the Company’s five gold mines.

This remarkable growth has been driven by: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, in-house technical, legal and financial teams; the outstanding performance of our in-house construction team that built the Company’s La Libertad Mine and mill in Nicaragua, the Otjikoto Mine and mill in Namibia and, most recently, the Fekola Mine and mill in Mali; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s properties; and our remarkable country and mine management teams and their dedicated employees.

This dramatic growth and the Company’s historic and ongoing commitment to exploration has resulted in the Company generating numerous exciting growth opportunities from existing assets.

With our successful exploration, development, engineering and construction teams and our impressive portfolio of exploration and development projects, the potential for continued further growth from existing assets is high.

Looking Forward

In 2018, B2Gold plans to: continue to optimize production from it’s gold mines; strive to maintain its outstanding health and safety records; continue its commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

Over the last five years the Company completed two accretive acquisitions by issuing shares in friendly takeovers, to the shareholders of Auryx Resources and Papillon Resources, the owners of the Otjikoto Property in Namibia and the Fekola Project in Mali, respectively. At the time of the transactions and during the successful construction of these mines, growth in the gold mining sector had fallen largely out of favor with many investors and, therefore, many gold mining companies. B2Gold remained committed to its successful, long-term strategy of growth through accretive acquisitions and exploration, irrespective of both the gold price and short-term market trends. Due to the unpopularity of growth with so many gold sector investors, there was little or no competition to acquire these accretive development projects.

With some investors’ and, therefore, gold mining companies’ recent renewed interest in growth, B2Gold believes that competition for the acquisition of development assets has returned and will likely continue to increase. Given this new competitive environment and our successful strategy of contrarian opportunistic acquisitions that have been successfully developed, B2gold’s current strategy does not include pursuing growth through significant mergers or acquisitions of development stage companies or projects. Instead, we intend to focus on organic growth, unlocking potential value through the expansion of B2Gold’s existing mines and further brownfields exploration and grass roots exploration around the mines and properties in pursuit of new discoveries.

As part of this strategy to pursue organic growth, the Company has budgeted a total of $53 million for exploration in 2018. Brownfields exploration will make up approximately 80% of this budget, focusing on drilling campaigns on existing projects.

In Mali, a total of $15 million is budgeted for Fekola exploration, with half of the budget dedicated to the Fekola North extension drilling, which is ongoing with four drill rigs, following up on the positive drilling results for 2017 with infill drilling and to test the ultimate size potential of the Fekola deposit. The second half of the budget is planned for ongoing exploration drilling of the Anaconda Zones where four drill rigs are following up with further drilling on the four, good gold-grade bedrock zones discovered in 2017 and to test additional targets.

In addition, the Company’s Nicaragua exploration team will continue drilling to infill and determine the ultimate size of the recently announced El Limon Central large, good-grade, open-pit Resource, located near the El Limon mill, and test other targets on the property. At La Libertad Mine, also in Nicaragua, exploration work, including drilling, is ongoing on a number of near-surface and underground targets on the large property.

In Burkina Faso, B2Gold’s exploration team will continue drilling on a significant new discovery, called the Toega Zone, where an impressive, initial, good-grade, open-pit Resource was recently completed and announced. Drilling in 2018 will focus on determining the ultimate size of the main Toega Zone, which is open to depth, in good gold grade material, and test what the potential is for additional mineralized zones parallel to the Toega Zone.

Finally, B2gold will continue to acquire and explore grass roots exploration opportunities directly and consider potential growth through joint-ventures and investments in junior companies with high-quality exploration projects.

In conclusion, B2Gold is on track for another transformative, record-setting year of low-cost gold production in 2018. With the Company’s projected dramatic increase in gold production and growing cash flow from operations in 2018 and our commitment to the pursuit of continued growth through the exploration and development of the Company’s existing pipeline of assets, we are looking forward to a successful 2018 and beyond.

Conclusion

B2Gold’s dramatic growth success in 2017 and in previous years was the result of the outstanding performance of our talented and committed employees worldwide, who now number close to 6,000. Our strategy of inclusiveness, responsibility and accountability drives us to grow our ranks with well-trained, local employees who enjoy safe, good paying jobs with a pathway to education and advancement for them and their families. It is rewarding to see the B2Gold culture grow around the world. On behalf of the Board of Directors and Executives, I want to thank all of our employees for their trust and hard work.

We would also like to thank our bankers, brokers, financial advisors, lawyers and accountants for their professional assistance in our success. On behalf of our executive team, I would like to extend our thanks to our Board of Directors who have advised us and supported our, sometimes contrarian, long-term growth strategy for B2Gold. I would personally like to thank our experienced executive team who are the driving force behind B2Gold’s success. Finally, I would like to thank our shareholders for their ongoing support of the B2Gold strategies of responsible mining and growth and their implementation.

Yours sincerely,

B2GOLD CORP.

“Clive Johnson”	“Robert Cross”

Clive Johnson	Robert Cross

President & CEO	Chairman